Exhibit 7.34

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”), is entered into by and among the parties listed below on June 25, 2015, in Shanghai, the People’s Republic of China (“China”).

(1)	Lihai Investment Center (Shanghai) L.P. (the “Purchaser”), a limited partnership registered and established in Shanghai, China, with its registered address at 55 Xili Road, Room 1545A, 15th Floor, Shanghai Free-Trade Zone, Shanghai, China;

(2)	Shanghai Buyout Fund L.P. (“Shanghai Buyout Fund”), a partnership registered and established in Shanghai, China, with its registered address at 99 Huanhu Xiyi Road, Building 16, No. A, Room A201-1, Nanhui Xincheng Town, Pudong New District, Shanghai, China;

(3)	Xizang Runda Energy Company limited (“Xizang Runda”, together with Shanghai Buyout Fund, the “Seller”), a company registered and established in Xizang, China, with its registered address at Headquarters Economy Building, 189 Jinzhu Xi Road, Development Area, Lhasa, Xizang, China;

(4)	Shanghai Hai Sheng Tong Investment Co., Ltd., a company registered and established in Shanghai, China with its registered capital as One Billion Five Hundred Million (1,500,000,000) RMB (the “Target Company”), with its registered address at 26 Jiafeng Road, Room 652, 6th Floor, Shanghai Free-Trade Zone, Shanghai, China.

(5)	Haoding International Co., Ltd., a company registered and established in British Virgin Islands (“Haoding”).

The above parties are sometimes refer to individually as a “Party” and are collectively referred to herein as the “Parties.”

Whereas:

(i)	The Seller holds all of the issued and outstanding capital stock of the Target Company, and the Target Company holds all of the issued and outstanding capital stock of Haoding.

(ii)	Shanda Games Limited is a company registered and established in Cayman Islands (“Shanda Games”), and Haoding holds 107,438,129 Class A common shares of Shanda Games, which constitutes 20% of Shanda Games’ issued and outstanding capital stock.

(iii)	The Purchaser intends to acquire all of the issued and outstanding capital stock of the Target Company from the Seller (the “Target Shares”) for the purpose of (the “Transaction Purpose”) indirectly acquiring 107,438,129 Class A common shares of Shanda Games (the “Shanda Games Shares”).

(iv)	The Seller intends to transfer all of the equity interest it holds in the Target Company and the Shanda Games Shares it indirectly holds subject to the terms and conditions set forth in this Agreement.

Therefore, the Parties to this Agreement agree as follows:

1.	The Transaction

The Seller hereby agrees to transfer to the Purchaser the Target Shares it holds according to the terms and conditions set forth in this Agreement, and the Purchaser hereby agrees to purchase the Target Shares from the Seller subject to the terms and conditions set forth in this Agreement in order to acquire the Shanda Games Shares.

2.	Consideration

2.1	The consideration for purchasing the Target Shares under this Agreement shall be Two Billion Nine Hundred Sixty Four Million (2,964,000,000) RMB (the “Total Consideration”), and the Purchaser shall pay the Total Consideration to Seller pursuant to this Agreement.

2.2	Payment of the Total Consideration

(a)	The Purchaser shall make full payment of the Total Consideration within thirty (30) days after the execution of this Agreement.

(b)	The amount that the Purchaser shall pay as prescribed in Article 2.2 of this Agreement shall constitute the entire consideration for the Purchaser and its designated party to purchase the Target Shares. The Purchaser shall have no other obligation to make any additional payment, cost, expense, or any other consideration to the Seller, the Target Company, Haoding, and the Seller’s other affiliated parties or any other third parties arising from the transactions contemplated by this Agreement.

3.	Seller’s Representations and Arrangements during the Transition Period

3.1	From the execution date of this Agreement to the date when the Purchaser directly holds 100% equity interest in the Target Company and indirectly holds the Shanda Games Shares (the “Closing Date”, and such period, the “Transition Period”), the Seller, the Target Company and Haoding shall jointly ensure and warrant that:

(a)	Without consent of the Purchaser, neither the Seller, the Target Company nor Haoding shall, in any manner, directly or indirectly transfer Shanda Games Shares to any third party who is not the Purchaser. Haoding shall own the Shanda Games Shares free and clear of any share holding entrustment, pledge or other security interests or encumbrances. Haoding, when holding the Shanda Games Shares, shall comply with all applicable laws, by-laws, contracts, agreements or covenants which are binding upon Haoding and its shareholders. Except for holding the Shanda Games Shares, Haoding shall not conduct any other business. Except for the loan agreement dated October 30, 2014 according to which China Merchants Bank Co. (“CMB”), Ltd. made a loan to Haoding in the amount of Two Hundred and Thirty Two Million Five Hundred Thousand U.S. dollars ($232,500,000) (secured by the cash in the same amount deposited by the Target Company with CMB), Haoding shall not incur any indebtedness or make any investment.

(b)	The Target Company shall own all of the issued and outstanding capital stock of Haoding free and clear of any share holding entrustment, pledge, security interests or other encumbrances; the Target Company, when holding the Shanda Games Shares, shall comply with all applicable laws, by-laws, contracts, agreements or covenants which are binding upon the Target Company and its shareholders. Except for holding the shares of Haoding, the Target Company shall not conduct any other business, and shall not create any creditor’s right or indebtedness or make any investment.

3.2	During the Transition Period, the Seller, the Target Company, Haoding and any of their affiliates, officers, directors, representatives or agents shall not engage in any material contact with any party other than the Purchaser in connection with any similar transactions as prescribed in this Agreement, or make or continue any negotiation, understanding, arrangement or agreement with any other parties in connection therewith.

3.3	During the Transition Period the Seller shall immediately inform the Purchaser in writing in the event that the Seller discovers any information related to the Target Company, Haoding, or the Target Shares or Shanda Games Shares is inconsistent with the Seller’s representations, warranties and convents in this Agreement, or any information that may adversely affect the Transaction Purpose in this Agreement,

4.	Seller’s Presentations and Obligations

4.1	Within ten business days after the Purchaser pays the Total Consideration pursuant to Article 2.2 herein, the Seller, the Target Company and Haoding shall: (1) update the registration at the local registration authority to reflect the Purchase as 100% shareholder of the Target Company; (2) complete all registration changes reflecting resignation of the board members of the Target Company designated by the Purchaser and the change of the Board of Directors of Haoding; (3) provide the Purchaser with certified list of director, certified list of shareholder, the then current certificate of good standing and the then current certificate of incumbency of the Target Company; (4) provide the Purchaser with certified list of director, the then current certificate of good standing and the then current certificate of incumbency of Haoding. If the above procedures can not be completed within the ten business days period due to reasons not attributable to the Seller, such ten business days shall be extended accordingly.

4.2	In order not to affect the consummation of the share transfer provided for herein, the Seller shall cooperate with the Purchaser in making any public disclosure with respect to the transaction in accordance with applicable laws, provided that the Purchaser shall deliver all necessary materials and executes all necessary documents.

5.	Representations, Warranties and Covenants

5.1	The Seller, the Target Company and Haoding acknowledge that the Purchaser’s execution of the Agreement relies on the warranties and representations made by the Seller, the Target Company and Haoding. The Seller, the Target Company and Haoding hereby represent, warrant and covenant, jointly and severally, to the Purchaser as follow:

(a)	All warranties written in Annex One shall be true, correct and complete as of the execution date of this Agreement and the Closing Date and not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein not misleading.

(b)	Except Shengda Games Shares, the Seller, the Target Company and Haoding represent and warrant that the Target Company and Haoding have no interest in any other companies, enterprises, groups or investments. Except the loan agreement dated October 30, 2014 according to which CMB made a loan to Haoding in the amount of Two Hundred and Thirty Two Million Five Hundred Thousand U.S. dollars ($232,500,000) (secured by the cash in the same amount deposited by the Target Company with CMB), the Target Company and Haoding do not have any indebtedness or encumbrances. On the Closing Date, the Target Company and Haoding do not have any indebtedness or encumbrances.

(c)	Neither any failure nor any delay by the Purchaser in exercising any right under this Agreement with respect to any untrue, misleading, or breached representations or warranties known to the Purchaser will operate as a waiver of such right, power or privilege. The closing of the transaction shall not constitute any waiver in any manner in connection with the Purchaser’s rights.

(d)	Unless provided for herein to the contrary, each warranty is separate and independent, and is not restricted by any other warranties or any other terms herein, nor is it restricted by the inference therefrom.

(e)	The Seller, the Target Company and Haoding hereby acknowledge and agree that none of them shall be released from its respective obligations herein due to any false, inaccurate or omitted representation or advice in connection with any representations or warranties provided or given by the company, its officers, its employees or its consultants.

(f)	Each of the Seller, the Target Company and Haoding represents and warrant that it shall not breach (or allow or cause to breach) any warranties (if made at the Closing Date) prior to the Closing Date, or conduct any actions or omissions that make any warranties inaccurate or misleading (if made in that manner).

(g)	Notwithstanding the other provisions of the Agreement, each of the Seller, the Target Company and Haoding shall pay its income tax in connection with the transaction and in compliance with relevant laws.

5.2	Representations, Warranties and Covenants of the Purchaser

(a)	Under the applicable laws, the Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder.

(b)	The execution this Agreement by the representative of the Company has been duly and validly authorized by all necessary corporate action

(c)	The execution and performance of this Agreement by the Purchaser will not violate any applicable laws or any decisions, orders, contracts, agreements or other commitments binding upon the Purchaser.

(d)	The Purchaser shall use its best effort to assist in obtaining and/or making any necessary approval and/or registration procedures in connection with this Agreement, including providing necessary documents and materials.

6.	Indemnification

6.1	Upon the execution of this Agreement, without limiting the rights of the Purchaser or otherwise affect the Purchaser’s ability to claim for damages based on other grounds, if any warranties is violated (depending on circumstances) or proved to be untrue or misleading, the Seller, the Target Company and Haoding shall jointly and severally pay to the Purchaser:

(a)	Necessary payment of monies, to put the Purchaser in the situation as if the warranties had not been violated or (depending on circumstances) the warranties were true and not misleading, and

(b)	Any and all costs and expenses in connection with or arising out of the above-mentioned violation, and any and all potential costs (including disbursement of legal fee and its own clients’ legal fee, financial adviser fee and fees for other professionals), expenses or other responsibilities incurred before or after any of the following actions due to any violations: (i) any legal proceedings brought by the Purchaser claiming that any warranties have been violated or is untrue or misleading, and the Purchaser prevails; or (ii) enforcement of any settlement or decision in connection with such claim.

6.2	Subject to the terms of this Agreement, the Seller, the Target Company and Haoding shall jointly and severally indemnify the Purchaser and hold the Purchaser harmless against any loss, indebtedness or cost (including, but not limited to reasonable legal expenses) it may directly or indirectly suffer due to, as a result of, incurred by or based on the Seller/Haoding/Target Company’s incompliance with any warranties made herein.

6.3	The Seller, the Target Company and Haoding hereby severally and jointly, unconditionally, irrevocably, duly and effectively represent and warrant to the Purchaser that, when requested by the Purchaser, the Seller, the Target Company and Haoding will indemnify the Purchaser (depending on circumstances) against any and all damages, loss and liabilities (including, but not limiting to losses resulting from adverse effect on operations) arising out of the following situations, and at all times ensure the Purchaser receives such indemnification:

(a)	Any and all administrative fine or penalty imposed by any competent authority or judicial department upon the Target Company or Haoding subsequent to the Closing Date which result from any material contracts executed by the Target Company or Haoding prior to the Closing Date that are void or voidable under applicable laws, including, but not limited to damages based on loss of business resulting from such fines, penalties and denial of market access.

(b)	Any obligations and liabilities resulting from any defects or deficiency of any necessary corporate certificate or intellectual property certificate of the Target Company and Haoding as of the Closing date necessary for the business operation of the Target Company under applicable laws, rules and regulations.

(c)	Decrease in the asset value resulting from any loss of tax or tax related indebtedness of the Target Company and Haoding, or any damages or charges against any member of the Purchaser’s group of companies resulting from any tax liabilities due to any revenue, profit, or income of the Target Company and Haoding on or before the Closing Date, or the action, omission, or any transaction of the Seller, the Target Company or Haoding on or before the Closing Date.

(d)	Any damages, loss or liabilities resulting from litigations, arbitrations or other administrative procedures involving the Target Company or Haoding with a third party due to any events prior to the Closing Date (except for any proceedings brought by the Purchaser or any counterclaims brought by the defendant in such case).

7.	Covenants

7.1	In the event the Seller does not or refuses to perform its obligations under Article 4.1 of this Agreement, or delay to perform its obligations under such articles for more than ten (10) business day after such obligation are due, or there is other fundamental breach on the part of the Seller that frustrates the purpose of this Agreement, the Seller shall be deemed to have committed a fundamental breach of, and the Purchaser shall be entitled to terminate this Agreement.

8.	Termination

8.1	If, at any time, the Purchaser discovers any facts, incidents, or events (regardless of whether it exists or occurs at or before the execution of this Agreement, or arises or occurs thereafter) that constitutes any of the followings, the Purchaser may send a written notice to the Seller, to re-negotiate any terms of this Agreement (including the consideration), or terminate this Agreement:

(a)	any material breach of the terms of this Agreement by the Seller, the Target Company or Haoding;

(b)	any material breach of any warranties herein based upon the then existing facts and circumstances ; or

(c)	Owning the equity interest of Haoding by the Purchaser or owning the equity interest of the Shanda Games Shares have caused or may cause material adverse affect on the Purchaser.

8.2	If, at any time, the Seller discovers any facts, incidents, or events (regardless of whether it exists or occurs at or before the execution of this Agreement, or arises or occurs thereafter) that constitutes any of the followings, the Seller may send a written notice to the Purchaser, to re-negotiate any terms of this Agreement (including the consideration), or terminate this Agreement:

(a)	any material breach of the terms of this Agreement by the Purchaser;

(b)	any material breach of any warranties herein by the Purchaser, based upon the then existing facts and circumstances.

8.3	If this Agreement is terminated according to this Article, there shall be no liability or obligation on the part of any Party; provided that (a) any such termination shall not relieve any party from liability for obligations which exist prior to this Agreement or shall survive the termination of this Agreement pursuant to the terms of this Agreement.

9.	Governing Laws and Dispute Resolution

9.1	Governing Laws

This agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York.

9.2	Dispute resolution

Disputes referred to in this Article means any dispute as to the validity, interpretation, enforceability, or breach of this Agreement and any disputes as to the change, recession, or termination of this Agreement. In the event of any dispute arising out of or in any way connected with this Agreement, the Parties shall endeavor to resolve the matter through friendly negotiation. In case no settlement is reached, the dispute shall be submitted to Shanghai International Economic and Trade Arbitration Commission for arbitration in accordance with its rules in effect at the time of applying for arbitration. The place of arbitration shall be Shanghai, China. The decision of the commission shall be final and binding upon all parties.

10.	Miscellaneous

10.1	Notice

All notices, consents, requests, instructions, and other communications hereunder will be in writing and shall be deemed duly sent, made and given: (a) upon receipt if delivered personally; (b) 48 hours following the date mailed when mailed by registered or certified mail, postage prepaid (72 hours following the date mailed when mailed to a foreign address by registered air mail); (c) when sent by reputable courier and (d) when sent by fax, at the following addresses:

If to the Seller, the Target Company and Haoding:

Address:	689 Guangdong Road, Room 2802, Huangpu District, Shanghai, China
Attention:	Pu Hu

If to the Purchaser:

Address:	Beiyi Road, Economic Development Disctrict, Shangyu, Zhejiang
Attention:	Zhengshan Yan
Fax:	86-575-82208079

10.2	Joint liability

The Seller, the Target Company and Haoding shall be jointly liable for any and all obligations of this Agreement.

10.3	Fees, Taxes

Except specifically provided for in this Agreement, each Party shall pay its own tax, fees of attorneys, accountants, financial advisors, appraisers, technical experts and other similar fees. Fees not expressly provided for by applicable laws shall be borne equally by the Seller and the Purchaser.

10.4	Publicity and Confidentiality

The Parties to this Agreement agree that the existence and content of this Agreement and any trade secret, proprietary information or customer information of the Parties disclosed during the negotiation, execution or performance of the Agreement and any other relevant information or non-public information of any parties (“Confidential Information”) shall be kept in strict confidence. Any notices sent to a third party or other expected publicity and promotion in connection with this Agreement, shall be jointly planned and coordinated by the Seller, the Target Company, Haoding and the Purchaser (except in the event a Party hereto is required to make disclosure to any regulatory body, securities exchange, other government body or professional advisor). Without the prior written consent of the other Party, neither Party shall disclose any Confidential Information. The Parties agree to cooperate with the other Parties in compliance with all applicable laws.

10.5	No Waiver

Not exercising or delay in exercising any powers, rights or privileges hereunder by any Party does not constitute a waiver thereof. Exercising one of or partially exercising any of such powers, rights or privileges does not exclude exercise of or further exercise of those powers, rights or privileges or of any other powers, rights or privileges.

10.6	Severability

If any term of this Agreement is found to be invalid or unenforceable, unless such invalidity or unenforceability violates the intent or other terms of this Agreement, it cannot affect the validity and enforceability of any other terms of this Agreement; provided that, the term found invalid or unenforceable does not constitute an undividable part of this Agreement, or that it cannot be definitely separated. Such invalidity or unenforceability shall not affect the validity and enforceability of any other terms of this Agreement, and each of these terms shall be regarded as valid, enforceable, concluded or adopted in the manners and to the extent permitted by law.

10.7	Counterpart

This Agreement is written in Chinese and may be executed by the Parties in counterparts, each of which shall be deemed to be an original and binding upon all Parties.

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IN WITNESS WHEREOF, each of the Parties hereto has executed this Agreement as of the date first above set forth.

SELLER:
Shanghai Buyout Fund L.P.
(SEAL)

/s/ Yanhua Yang
AUTHORIZED REPRESENTATIVE: YANHUA YANG

Xizang Runda Energy Company limited
(SEAL)

/s/ Xiaoxiang Wang
AUTHORIZED REPRESENTATIVE: XIAOXIANG WANG

TARGET COMPANY:
Shanghai Hai Sheng Tong Investment Co., Ltd.
(SEAL)

/s/ Jing Liu
AUTHORIZED REPRESENTATIVE: JING LIU

Haoding:
HAODING International Co., Ltd.
(SEAL)

/s/ Jing Liu
AUTHORIZED REPRESENTATIVE: JING LIU

PURCHASER:
Lihai Investment Center (Shanghai) L.P.
(SEAL)

/s/ Bo Chen
AUTHORIZED REPRESENTATIVE: BO CHEN

Annex 1

Warranties

The Seller, the Target Company and Haoding hereby, jointly and severally, warrant, represent and covenant to the Purchaser, and these representations, warranties and covenants take effect on and continue onwards from the date of execution of this Stock Purchase Agreement.

1.	Target Shares

(1)	Target Shares constitute 100% of all of the issued and outstanding equity interest of the Target Company. The Target Shares have been fully paid and such payment is in compliance with the relevant provisions of laws and regulations of the People’s Republic of China.

(2)	The Seller beneficially owns the Target Shares and has the right to dispose of the Target Shares, including selling and transferring the full legal right and beneficial ownership of the Target Shares to the Purchaser.

(3)	The Target Shares are free and clear of any and all preemptive right, right of first refusal, mortgages, charge, pledges, liens or other kinds of mortgage, pledge or property encumbrances, are not affected by such encumbrances, and no agreement or covenant providing or creating such encumbrances has been made.

2.	Shares of Haoding

(1)	The Target Company owns 100% shares of all of the issued and outstanding shares of Haoding, and the Target Company’s capital contribution has been fully paid.

(2)	The Target Company beneficially owns shares of Haoding, and has the right to dispose of the Target Shares, including selling and transferring the full legal right and beneficial ownership of the Target Shares to the Purchaser.

(3)	Shares of Haoding are free and clear of any and all preemptive right, right of first refusal, mortgage, charge, pledge, lien or other kinds of mortgage, pledge or property encumbrances, are not affected by such encumbrances, and no agreement or covenant providing or creating such encumbrances has been made.

3.	Shanda Games Shares

(1)	The Shanda Games Shares owned by Haoding represent 20% of all of the issued and outstanding capital stock of Shanda Games, and Haoding’s capital contribution has been fully paid.

(2)	Haoding beneficially owns the Shanda Games Shares, and has the right to dispose of the Shanda Games Shares, including selling and transferring the full legal right and beneficial ownership of the Shanda Games Shares to the Purchaser.

(3)	Shanda Games Shares owned by Haoding are free and clear of any and all preemptive right, right of first refusal, mortgage, charge, pledge, lien or other kinds of mortgage, pledge or property encumbrance, are not affected by such encumbrances, and no agreement or covenant providing or creating these encumbrances has been made.

4.	Seller

(1)	The Seller is a limited partnership duly organized and validly existing under the laws of the People’s Republic of China, and has the full capacity to execute on its own behalf and perform this Agreement according to the applicable laws.

(2)	All obligations of the Seller in this Agreement are legal, valid and binding.

(3)	Neither execution nor performance of this Agreement by the Seller will conflict with or result in a breach or violation of any term or provision of any relevant law, requirement, agreement, or regulation, or any contracts or obligations binding upon the Seller or any of its assets.

5.	Target Company

(1)	The Target Company is a limited company duly organized and validly existing under the laws of the place of registration, and has the full capacity to execute on its own behalf and perform this Agreement according to the applicable laws.

(2)	All obligations of the Target Company in this Agreement are legal, valid and binding.

(3)	Neither execution nor performance of this Agreement by the Target Company will conflict with or result in a breach or violation of any term or provision of any law, requirement, agreement, regulation, or any contracts or obligations binding upon the Target Company or any of its assets.

6.	Haoding

(1)	Haoding is a limited company duly organized and validly existing under the laws of the place of registration, and has the full capacity to execute on its own behalf and perform this Agreement according to the applicable laws.

(2)	All obligations of Haoding in this Agreement are legal, valid and binding.

(3)	Neither execution nor performance of this Agreement by Haoding will conflict with or result in a breach or violation of any term or provision of any law, requirement, agreement, regulation, or any contracts or obligations binding upon Haoding or any of its assets.

7.	Accurate and adequate document

(1)	The Seller, the Target Company and Haoding have submitted all documents and information that are relevant to this transaction, and those about the Target Shares, the shares of Haoding and the Shanda Games Shares that may affect the Purchaser’s judgment.

(2)	Any information in this Agreement (including representations) and all documents, data and information provided by the Seller, the Target Company and Haoding to the Purchaser are true, accurate and not misleading in all respects at any time.

8.	Compliance with Statutory Requirements

Since its formation, both the Target Company or Haoding have complied with all the applicable laws, rules and regulations without any violation.

9.	Indebtedness

Except for the loan agreement dated October 30, 2014 according to which CMB made a loan to Haoding in the amount of Two Hundred and Thirty Two Million Five Hundred Thousand U.S. dollars ($232,500,000) (secured by the cash in the same amount deposited by the Target Company with CMB), there is no debt or liability (including existing debts and contingent debts created by warranty, pledge or other forms of guaranty by the Target Company or Haoding) between the Target Company and Haoding or any payment, tax, fee, expense or cost which shall be paid to a third party.

10.	All representations and warranties stated above in this attachment shall be deemed as representations and warranties based on the then existing facts made on the date immediately following the Closing Date.

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